N-SAR Attachment Regarding the Focused Equity Fund


A Special Sharholders Meeting of the First Investors Focused Equity Fund was held to vote on the following proposals:

1. To approve a Subadvisory Agreement among First Investors Focused Equity Fund, First Investors Management Company, Inc. ("FIMCO") and Wellington Management Company, LLP, ("WMC").
2. To approve a policy to permit FIMCO and the Board of Directors to appoint and replace subadvisers and enter into and amend subadvisory agreements on behalf of the Fund without further shareholder approval.

As of the record date, 8,783,772.956 shares of the common stock of the Focused Equity Fund were outstanding and 4,520,195.471 of these shares were represented at the meeting. This represents 51.46% of the outstanding shares entitled to vote at the meeting.

Both proposals were approved by shareholders. 4,010,854.568 shares of stock of the Focused Equity Fund, representing 88.73% of the shares present at the meeting in person or by proxy, voted FOR the adoption of the first proposal. 3,773,502.497 shares of stock of the Focused Equity Fund, representing 83.48% of the shares present at the meeting in person or by proxy, voted FOR the adoption of the second proposal.